1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

June 15, 2021

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,460

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,460 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Short Treasury Bond ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on June 2, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:     Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response:     As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2:     The Staff notes that the Fund’s fee table shows operating expenses of an amount rounded to 0.00% for Other Expenses. Please confirm to the Staff that the actual amount is less than 0.005%.

Response:    The Trust confirms that the actual amount is less than 0.005%.

NEW YORK     WASHINGTON     HOUSTON     PALO ALTO     SAN FRANCISCO     CHICAGO     PARIS     LONDON     FRANKFURT     BRUSSELS     MILAN     ROME

Securities and Exchange Commission

June 15, 2021

Comment 3:     Please reorder the principal risks in order of importance for the top risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response:     The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 4:    The Staff notes that the registration statement contains changes to the description of the processes concerning the placement of transactions in Fund shares. Please confirm that all appropriate approvals have occurred.

Response:     The Trust confirms that the Trust’s Board has approved the relevant changes in the Fund’s registration statement.

*    *     *    *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Adithya Attawar

Michael Gung

George Rafal

Luis Mora

Sam Bolam